September 16, 2009

Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Washington, D.C.  20549

Re:	Florida Gaming Corporation
Form 10-K for the fiscal year ended December 31, 2008
Filed December 31, 2008
File No. 000-09099

Dear Ms. Cvrkel:

We would like to express our appreciation for your comments and questions concerning our most recently issued forms 10-K and 10-Q.  These insights help further our commitment of perfecting our financial reporting process and strengthening our communication lines with the SEC.

In reply to the agency’s request for additional information regarding the Company’s filing of Form 10-K for the fiscal year ended December 31, 2008, we provide the following information:

Management’s Discussion and Analysis, page 14

1.
Reference is made your discussion on page 14 regarding a note payable in the amount of $833,333.  According to your disclosures, you agreed to make certain infrastructure improvements required by Dade County in fiscal 2005 totaling $1,333,333, of which an initial payment of $500,000 was made by the Company with the remaining portion paid by two pari-mutuel facilities on behalf of the Company.  As a result, you issued a note payable of $833,333 to the two pari-mutuel facilities for which you indicate the Company’s obligation to repay such note payable was contingent upon the passage of the gaming question.  We note that upon passage in fiscal 2008, you recorded the liability of $833,333 concurrent with a charge to expense.  In this regard, it is unclear to us what, if any, amounts were recorded within your financial statements at the time you issued the notes payable in 2005.  Please, advise, and if no liability was recognized at the time, please explain why.

In 2005 the Company recorded a $500,000 expense for the cash payment made.  The $833,333 contingent liability was not recorded by the Company for the fiscal year ending December 31, 2005 because management believed that one of the two conditions for recording a loss contingency as set forth in SFAS 5 had not been met i.e. the passage of the gaming question was not considered probable of occurrence.  However, we deemed disclosure of the contingent liability was needed because there was a possibility of the question passing.

2.
Further, please explain why management believes it was appropriate to recognize a charge to expense for the $833,333 liability in fiscal 2008 rather than in fiscal 2005.  As part of your response, please provide us the nature and significant terms of the infrastructure improvements mandated by the county in connection with the referendum in 2005, including whether such prepayments are refundable.

The $833,333 expense was recorded in fiscal 2008 because the related liability was directly contingent on the passage of the gaming question which occurred in 2008. Since the referendum failed to pass in 2005 we did not believe it probable that it would pass in a future election (that could not occur for at least two years).  In accordance with SFAS 5, since passage was not considered probable, we did not record the expense in 2005.

The funds paid to Dade County were for future infrastructure improvements that included expansion of roads and improvements in security in the vicinity of the gaming facilities.  These costs were non-refundable.

3.
Also, please clarify why the two pari-mutuel facilities were willing to agree to repayment terms that were contingent upon the passage of the gaming question (in the light of its uncertainty at the time) and whether any interest was accrued for periods prior to the passage of gaming question.  If no interest was accrued, please explain why.

The willingness of the two pari-mutuel facilities to take the contingent risk was two-fold. First, with significant 2005 advertising efforts in place, they incorrectly saw the probability of the gaming question passing as high.  Once the first referendum failed in March 2005, there could be no assurance of the gaming question getting on future ballots, much less passing. Second, each facility was required to make the $1,333,333 payment to the County.  If the funds had not been paid to Dade County for Florida Gaming the referendum would not have been placed on the ballot.  Apparently, the two pari-mutuel facilities believed the benefits of the gaming question passing outweighed the contingent risk.

Regarding interest on the contingent liability, the promissory note with these pari-mutuel facilities specifically states that neither the liability would be payable nor interest was to begin accruing on the note until the passage of the gaming question.

Summary Compensation Table, page 24
Item 12. Security Ownership of Certain Beneficial Owners and Management, page 27

4.
We note from the disclosures on pages 24 and 27 that two of the Company’s officers and Freedom Financial Corporation transferred options, warrants and shares of common and preferred stock to Freedom Holding Inc. in March 2008.  We also note from the disclosure on page 27 that Freedom Holding Inc. is a principal shareholder of the Company, owning approximately 46% of its common shares.  Please tell us and explain in the notes to the Company’s financial statements in future filings, the reasons for this transfer and explain what if any accounting recognition was made by the Company for this transfer of options, warrants and other equity interests.  Please note that if the transfer by the Company’s officers was made to compensate Freedom Holding for services provided, we would expect an expense to be reflected in the Company’s financial statements.  Alternatively, it may be more appropriately accounted for as a dividend recognized at the fair value of the options, warrants and other equity securities transferred at the date of transfer.  Refer to the guidance outline in SAB Topic 5:T.  We may have further comment upon receipt of your response.

Prior to the transfers you referenced, Freedom Holding, Inc. owned 100% of Freedom Financial Corporation.  Freedom Holding Inc. was owned 100% by three individuals, two of which are the two Florida Gaming Corporation (FGC) officers which transferred their interest in FGC to Freedom Holding.  The two FGC officers own 94% of Freedom Holding.  These transfers from the individuals do not constitute compensation or dividends to Freedom Holding.  They represent capital contributions by the two officers to a controlled corporation.  The transfer by Freedom Financial to Freedom Holding was a dividend to its parent corporation.  The reason for the transfers was to centralize the FGC holdings.  We will clarify these facts in our future filings.

Note A. Summary of Significant Accounting Principles, page 40
Revenue Recognition, page 41

5.
We note the disclosure indicating that revenues from the Company’s real estate operations are recognized with the execution of a binding contract to sell unless the down payment is insufficient to accrue the revenue.  Please explain in detail why you believe revenue recognition is appropriate at the time of the execution of a binding contract, rather than at closing.  Your response should explain in detail why you believe this treatment is appropriate and in accordance with the guidance outlined in paragraphs 5 and 6 of SFAS No. 66.

The Company previously developed in excess of 200 residential lots in Loganville, Georgia and the lot sales were accounted for as retail land sales under SFAS No. 66.  Sale of those lots is substantially complete.  Revenue from any additional sales will be recognized at closing.  We will change the wording related to revenue recognition to reflect this in future filings.

Note C. Stock Options and Warrants, page 49

6.
Based upon your disclosures on page 13 and in the notes to the consolidated financial statements, it appears that the exercise price of the Company’s various stock option plans is based on the fair value of the Company’s common stock on a trading date prior to the grant date.  For example, we note that you granted options on July 10, 2006 but it appears that you used the fair value of your common stock on July 7, 2006 (the most recent trading day prior to July 10, 2006).  In this regard, please tell us and clarify for us whether you use the fair value of your common stock on the date of grant or as of a date prior to the date of grant in determining the fair value of your stock options and warrants.  If you use the fair value of your common stock as of a date prior to the date of grant, please tell us how your accounting treatment complies with SFAS No. 123(r) and EITF 96-18.  If the differences have been immaterial, please specifically state so in future filings.

SFAS 123(R) generally requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. One of the variables used in our option pricing model to calculate the option’s grant date fair market value is the fair market value of our stock on the grant date.  Per our approved stock option plans, the fair market value of our stock on the grant date means the last sales price of the stock on the most recent date for which the stock was sold in the over-the-counter market prior to the grant date.

7.
Based on our review of Note C, it appears that certain disclosures required by SFAS No. 123R have not been provided with respect to the Company’s stock options and warrants.  For example, we note that the disclosures outlined in paragraph A240(b)(2), and (d) are not included in Note C.  In future filings, please revise Note C to include all of the disclosures outlined in paragraph A240 of SFAS No. 123R with respect to your stock based compensation arrangements.

We will insure that disclosures required by sections A240(b)(2), A240(c), and A240(d) of FAS123R are included in future filings.

Note H. Long-Term Debt, page 57

8.
We note that you entered into an Amended and Restated Secured Promissory Note with ICC which restructured the $5 million note due to ICC in December 2008.  In this regard, please tell us how you considered the guidance outlined in  EITF 96-19 in determining the appropriate accounting treatment and whether the amended terms of the promissory note represent an exchange or modification of debt instruments with substantially different terms as defined in EITF 96-19.

Concerning our restructured note with ICC in December 2008, we reviewed EITF 96-19 and used its guidance to determine if our new debt instrument was substantially different than the old debt.  We specifically used the three tests provided on pages three and four of EITF 96-19 and determined that the new debt was not a substantially different debt instrument.

9.
We note that you refinanced your note with Freedom Financial with Freedom Holdings in November 2008.  Please tell us how you considered the guidance outlined in EITF 96-19 in determining the appropriate accounting treatment and whether the refinancing represented an exchange or modification of debt instruments with substantially different terms as defined in EITF 96-19.

Concerning our refinanced note with Freedom Holding in November 2008, we reviewed EITF 96-19 and used its guidance to determine if the new debt instrument was substantially different than the old debt.  The three tests provided on pages three and four of EITF 96-19 was again employed and we again determined that the new debt was not a substantially different debt instrument.

Form 10-Q for the quarter ended June 30, 2009
Statement of Cash Flows, page 6

10.
 We note that you present proceeds from issuing debt in the amount of $3,013,586 under financing activities within the statements of cash flows for the quarter ended June 20, 2009.  We also note from your disclosure on page 12 that in connection with your acquisition of 10.982 acres of property from Miami-Dade County you closed on the Phase 1 of the acquisition in April 2009 which involved 2.283 acres of the property for a purchase price of $3,348,429 of which $3,013,586 was financed through the Miami-Dade County.  In this regard, since you did not receive cash proceeds from issuing the debt but rather financed your acquisition of such property, we do not believe your presentation of this transaction within your investing (excluding the down payment) and financing activities is appropriate.  Rather, such amounts should be presented as non-cash investing and financing activity which may disclosed in either narrative format or summarized in a schedule within the notes to the consolidated financial statement.  As part of your next response, please confirm your understanding of this matter, and revise future filings accordingly.  Refer to the guidance in footnote 6 and paragraph 32 of SFAS No. 95.

We understand and agree with your analysis of our cash flow presentation concerning the presentation of debt issued in connection with our purchase of the Miami-Dade County acreage.  We will revise our future filings accordingly.

As requested by your letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (812) 945-7211 if you have any additional questions or comments.

Very truly yours,

/s/ Kimberly Tharp
Kimberly Tharp
Chief Financial Officer